Filed pursuant to Rule 433
Registration No. 333-165558
May 6, 2010
FEDERAL SIGNAL CORPORATION
10,500,000 Shares of Common Stock
Pricing Term Sheet

Issuer:	Federal Signal Corporation

Title:	Common Stock

Number of Shares Offered:	10,500,000 shares

Price to Public:	$6.25 per share

Over-Allotment Option:	1,575,000 shares

Underwriting Discount:	$0.3125 per share

Use of Proceeds:	The Company estimates that the net proceeds from the offering, without the exercise of the over-allotment option, will be approximately $61.7 million after deducting underwriting discounts and the Company’s estimated expenses related to the offering. The Company intends to use these net proceeds to repay amounts outstanding under its revolving credit facility.

Trade Date:	May 7, 2010

Settlement Date:	May 12, 2010

Sole-Book Running Manager:	Citigroup Global Markets Inc.

Co-Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC HSBC Securities (USA), Inc. Loop Capital Markets, LLC

Listing:	The shares of Common Stock are listed on the New York Stock Exchange under the symbol “FSS.”

Conflicts of Interest:	Affiliates of BMO Capital Markets Corp., Credit Suisse Securities (USA) LLC and HSBC Securities (USA), Inc. are lenders under the Company’s revolving credit facility, and each will receive more than 5% of the net proceeds of this offering, not including underwriting compensation, in connection with the repayment of amounts outstanding under the Company's revolving credit facility. Accordingly, this offering is being conducted in compliance with NASD Rule 2720, as administered by the Financial Industry Regulatory Authority. Pursuant to such rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities having a bona fide public market as contemplated by such rule. In addition, Bank of Montreal, an affiliate of BMO Capital Markets Corp., is the administrative agent under the Company’s revolving credit facility.
     If any information contained in this Pricing Term Sheet is inconsistent with information contained in the preliminary prospectus supplement and the accompanying prospectus, the terms of this Pricing Term Sheet shall govern.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146.
     Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.